Exhibit 99.1

CHINA INFORMATION TECHNOLOGY, INC.
ANNOUNCES THIRD QUARTER 2012 RESULTS

(Shenzhen, China – November 07, 2012) -- China Information Technology, Inc. (Nasdaq: CNIT) (the “Company”, “our” or “we”), a leading provider of information technologies and display technologies (“DT’) based in China, today announced its financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial Highlights

  Revenues decreased YoY by $1.04 million, or 3.65%, to $27.42 million from $28.46 million a year ago

  Gross profit decreased YoY by $6.09 million, or 64.25%, to $3.39 million from $9.49 million a year ago

  Operating loss of $20.04 million vs. operating income of $1.37 million a year ago

  Net loss of $21.44 million vs. net income of $0.93 million a year ago

  Fully diluted net loss per share of $0.79 vs. net income per share of $0.03 a year ago

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the Company, commented, “Facing macro and fiscal headwinds, the Company experienced a decline in revenues of 3.65% YoY to $27.4 million and a net loss of $21.4 million, including write-downs of certain company assets. The Company continues to make strides in its business transition. Our revenues increased 106.5% QoQ from $13.3 million in 2Q 2012 as our new product offerings begin to make significant contributions to our overall revenue mix. Our third quarter operating cash flow was $4.5 million, reflecting our successful implementation of our strategy of revenue diversification and focus on the quality of earnings.”

“Our DT revenues increased 58.5% YoY in the third quarter to $20.1 million from $12.7 million last year. This is a strong indication that our national marketing campaign is starting to pay off as we expand our DT offerings in different geographical markets. During the quarter, we completed most of the $10 million project to provide 9,000 units of our IT-Pad to education clients in Anhui Province. This is an important pilot project for the new-generation interactive teaching tool for China’s “Digital Campus” initiative. The Company was chosen for the project mainly because of its robust integrated proprietary solutions, and this should give us an early-mover advantage in the dynamic China digital education market. Overall, our DT segment now comprises 73.4% of our total revenues in 3Q 2012, versus 44.6% during the same period last year. In our IT Segment, despite the significant slowdown in our traditional core area of digital public security, our GIS and DHIS segments, although still at a small base, continued to deliver healthy year-over-year growth.”

“Although we expect the rest of the year to remain challenging, we are optimistic about the coming year as we expect the macro sluggish to bottom out and the Company continues to shift to higher value-added products and solutions as we execute our transition strategy. We will continue to penetrate new DT markets with the introduction of our high-end interactive touch-screen products, including our proprietary IT-Pad, DS-Pad and Tea-Pad series. We also expect continued growth from our GIS and HIS segments as they gain scale and momentum. In addition, as the upcoming China 18th National Congress held in November wraps up, we should expect a more concrete plan on the country’s economic objectives, including government expenditure, which we hope will add impetus to our overall government-weighted IT segment.”

Third Quarter 2012 Results

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of sales revenue.

(All amounts, other than percentages, in U.S. dollars)

	Three Months Ended		Three Months Ended		Period-Over-Period
	September 30, 2012		September 30, 2011		Increase (Decrease)
		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	%
Revenue	$27,424,842	100.00%	$28,462,571	100.00%	$(1,037,729)	-3.65%
Costs of revenue	24,033,423	87.63%	18,977,223	66.67%	5,056,200	26.64%
Gross profit	3,391,419	12.37%	9,485,348	33.33%	(6,093,929)	-64.25%
Administrative expenses	(19,596,222)	-71.45%	(5,181,609)	-18.20%	(14,414,613)	278.19%
Research and development expenses	(1,346,871)	-4.91%	(1,106,500)	-3.89%	(240,371)	21.72%
Selling expenses	(2,483,841)	-9.06%	(1,831,845)	-6.44%	(651,996)	35.59%
(Loss)/income from operations	(20,035,515)	-73.06%	1,365,394	4.80%	(21,400,909)	-1567.38%
Subsidy income	365,469	1.33%	475,026	1.67%	(109,557)	-23.06%
Other income, net	(834,169)	-3.04%	(109,459)	-0.38%	(724,710)	662.08%
Interest income	75,231	0.27%	119,861	0.42%	(44,630)	-37.23%
Interest expense	(1,214,388)	-4.43%	(943,947)	-3.32%	(270,441)	28.65%
(Loss)/income before income taxes	(21,643,372)	-78.92%	906,875	3.19%	(22,550,247)	-2486.59%
Income tax benefit (expense)	91,930	0.34%	(11,807)	-0.04%	103,737	-878.61%
Net (loss)/income	(21,551,442)	-78.58%	895,068	3.14%	(22,446,510)	-2507.80%
Less: Net loss attributable to
non-controlling interest	108,715	0.40%	32,759	0.12%	75,956	231.86%
Net (loss)/income attributable to CNIT	$(21,442,727)	-78.19%	$927,827	3.26%	$(22,370,554)	-2411.07%

Operating Segments

We report financial and operating information in the following two segments:

(1)

IT segment: The IT segment includes revenues from products and services surrounding a variety of our software core competencies, currently primarily in Geographic Information Systems (“GIS”), Digital Public Security Technologies (“DPST”) and Digital Hospital Information Systems (“DHIS”). IT segment revenues are generated from the sales of software and system integration services, as well as hardware other than display products.

(2)

DT segment: The DT segment includes revenues from products and services surrounding our display technology core competencies, currently primarily in GIS, DPST, education, media, and consumer products. DT segment revenues are generated from sales of hardware and total solutions of hardware integrated with proprietary software and content, as well as services.

Revenue

Our revenue is generated from the sales of our software and hardware products, our fully integrated total solutions, and the related after-sales services. For the three months ended September 30, 2012, our revenue was $27.42 million, compared to $28.46 million for the three months ended September 30, 2011, a decrease of $1.04 million, or 3.65% . The decrease was primarily due to the challenging macro environment and difficult fiscal environment faced by many public sector clients as a result of the Chinese government’s implementation of macroeconomic tightening policies, which led to a slowdown in projects for our government customers, which traditionally have been our core customer base; and, secondarily, due to our conscious effort to realign our business operations to create a better revenue mix between IT and DT segments and between government and non-government customers.

Product sales increased by $6.84 million, or 52.46%, to $19.89 million for the three months ended September 30, 2012, as compared to $13.04 million in the same period of 2011. Product sales constituted 72.51% of total revenue during the three-month period ended September 30, 2012, as compared with 45.82% during the same period in 2011. The increase in product sales primarily reflected our successful marketing campaign in promoting our new DT products and our ability to win significant large DT projects in the emerging China digital education market during the third quarter.

Software sales decreased by $2.88 million, or 42.02%, to $3.97 million for the three months ended September 30, 2012, from $6.85 million for the same period in 2011. Software sales constituted 14.49% of our total revenue, which decreased from 24.08% during the same period in the prior year. The decrease was mainly due to the Chinese government’s continued austere fiscal policies and the curtailment of the massive government economic stimulus package, which led to a slowdown in software projects for our government customers. In addition, we instituted more stringent customer acceptance policies, which limited new projects to those with more solid credit credentials and long-term business prospects in light of the unfavorable government fiscal environment.

Sales of system integration services decreased by $4.79 million, or 58.90%, to $3.34 million for the three months ended September 30, 2012, from $8.13 million for the same period in 2011. The decrease was mainly the result of the relatively sluggish macro-economic growth in the third quarter of 2012 and a lack of new large system integration solutions engagements in connection with large projects comparable to the Shenzhen Summer Universiade, which was held in August 2011. As a percentage of revenue, system integration sales decreased from 28.58% during the three months ended

September 30, 2011 to 12.19% during the three months ended September 30, 2012.

Other revenue decreased by $0.21 million, or 48.4%, from $0.43 million in the three months ended September 30, 2011 to $0.22 million in the same period of 2012. The decrease was mainly due to decrease in maintenance services during the current period.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by category:

	Three Months Ended September 30, 2012				Three Months Ended September 30, 2011
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$19,885,019	72.51%	$19,127,070	3.81%	$13,042,469	45.82%	$10,315,504	20.91%
Software	3,973,094	14.49%	2,077,985	47.70%	6,852,447	24.08%	2,534,256	63.02%
System integration	3,343,016	12.19%	2,507,384	25.00%	8,134,110	28.58%	5,983,569	26.44%
Others	223,713	0.81%	320,984	-43.48%	433,545	1.52%	143,894	66.81%
Total	$27,424,842	100.00%	$24,033,423	12.37%	$28,462,571	100.00%	$18,977,223	33.33%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Three Months Ended September 30, 2012				Three Months Ended September 30, 2011
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
IT Segment	$7,301,663	26.62%	$4,901,368	32.87%	$15,766,275	55.39%	$9,214,322	41.56%
DT Segment	20,123,179	73.38%	19,132,055	4.93%	12,696,296	44.61%	9,762,901	23.10%
Total	$27,424,842	100.00%	$24,033,423	12.37%	$28,462,571	100.00%	$18,977,223	33.33%

Cost of Revenue and Gross Profit

As indicated in the tables above, our cost of revenues increased by $5.06 million, or 26.64%, to $24.03 million for the three months ended September 30, 2012, as compared with $18.98 million for the three months ended September 30, 2011. As a percentage of revenues, our cost of revenue increased to 87.63% during the three months ended September 30, 2012, from 66.67% in the same period of 2011. As a result, gross margin was 12.37% for the three months ended September 30, 2012, a decrease of 20.96 percentage points from 33.33% in the same period of 2011.

The decrease in gross profit margins, as displayed in the tables above, resulted from several factors. First, in the three months ended September 30, 2012, we continued our efforts to increase our DT solutions as a percentage of total revenue. The percentage of DT revenue increased from 44.61% for the three months ended September 30, 2011 to 73.38% for the same period of 2012. The significant increase in contribution from DT revenue resulted in a decrease in gross profit margin for the three months ended September 30, 2012, as our DT solutions business has lower average gross margins than other segments of our business. Second, due to the Chinese government’s implementation of macroeconomic tightening policies, our government customers reduced software project orders. As a result, the percentage of software revenue decreased from 24.08% for the three months ended September 30, 2011 to 14.49% for the same period of 2012. The decrease in contribution from software revenues resulted in a decrease in gross profit margin for the three months ended September 30, 2012 as, on average, software projects have higher average gross margins than other segments of our business. Third, the gross margin of software revenues decreased from the same quarter last year mainly as a result of smaller-scale projects versus last year. Finally, the gross profit margin for our system DT business decreased from 23.10% for the three months ended September 30, 2011 to 4.93% for the same period of 2012, primarily due to our strategy of aggressive market penetration and low introductory prices on large projects in the new interactive DT sectors, including education, where early entrants may have industry standard-setting potential and enjoy leading technology reputation. All of these factors resulted in a decrease in overall gross profit margin for the three months ended September 30, 2012.

Administrative Expenses

Our administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional advisor fees, audit fees and other expenses incurred in connection with general operations. Our administrative expenses increased by $14.41 million, or 278.19%, to $19.6 million for the three months ended September 30, 2012, from $5.18 million for the same period of 2011. Notable changes that resulted in increased administrative expenses included: (1) an increase of $1.92 million in inventory write downs; (2) an increase of $4.01 million in provision of accounts receivables; (3) an increase of $1.54 million in depreciation and amortization expenses; and (4) an increase of $7.7 million in impairment of purchased software. Our DT segment’s inventory was written down mainly because its traditional LCD business faced continued declining prices due to global oversupply and lack of LCD demand as it faces significant challenges from 3D-TV and OLED technology. The impairment of purchased software reflected the declining market value of certain purchased software in light of the protracted challenging environment in the Chinese government software segment

Research and Development Expenses

Our research and development expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement. Research and development expenses increased by $0.24 million, or 21.72%, to $1.35 million for the three months ended September 30, 2012, from $1.11 million for the same period of 2011. As a percentage of revenue, research and development expenses accounted for approximately 4.91% of total revenue for the three months ended September 30, 2012, compared with 3.89% for the same period in 2011. Such increase was primarily due to our efforts to develop new products as well as to improve the future profitability of existing products.

Selling Expenses

Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales and after-sales traveling costs, and other sales-related costs. Our selling expenses increased by $0.65 million, or 35.59%, to $2.48 million for the three months ended September 30, 2012, from $1.83 million for the same period of 2011. This increase was due to our increasingly nationwide market expansion, which requires increased travel, promotional, and telecommunication expenses, as well as increased total compensation to sales and marketing staff.

Subsidy Income

For the three months ended September 30, 2012 and 2011, in connection with research and development activities in a designated locale, we received approximately $365,469 and $475,026, respectively, as a subsidy from the local governmental agency in China.

Income Tax Expense

Income tax expense for the three months ended September 30, 2012 decreased by $0.1 million, from $0.01 million for the same period in 2011. The decrease was mainly due to the decrease of income before taxes from PRC subsidiaries in the current period.

Non-controlling Interest

Non-controlling interest of $108,715 for the three months ended September 30, 2012 represents the loss of $297,130 fee retained by our variable interest entity, iASPEC Software Co., Ltd. (“iASPEC”), under our Amended and Restated Management Services Agreement with iASPEC, income of $192,843 from iASPEC’s majority-owned subsidiary, Wuda Geoinformatics Co., Ltd., to its 47.46% non-controlling interest, and loss of $4,428 from iASPEC’s majority-owned subsidiary, Shenzhen Zhongtian Technology Development Company Ltd., to its 21.79% non-controlling interest.

Net (Loss) Income Attributable to the Company

As a result of the cumulative effect of the foregoing factors, the net loss was $21.44 million during the three months ended September 30, 2012, as compared to a net income $0.93 million for the same period in 2011.

Cash and Cash Equivalents

As of September 30, 2012, the Company had $6.27 million in cash and cash equivalents and $14.33 million in restricted cash. For nine month period ended September 30, 2012, net cash used in operating activities was $10.27 million, as compared to an operating net cash inflow of $7.22 million in the same period last year.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Q3 2012 Reconciliation of Net Income and EPS
to Exclude Amortization of Intangible Assets, Goodwill Impairment, Change in Fair Value of Contingent
Consideration and Other Asset Write-downs

	3 Mos.	3 Mos.	9 Mos.	9 Mos.
	Ended	Ended	Ended	Ended
	30-Sep-12	30-Sep-11	30-Sep-12	30-Sep-11

Net (loss) income Attributable to the Company	$(21,442,727)	$927,827	$(41,153,939)	$14,751,847
Amortization of Intangible Assets	326,400	323,083	978,706	950,820
Impairment of goodwill	-	-	7,806,690	-
Change in Contingent consideration	-	(12,311)	-	(1,481,758)
Impairment of property, plant and equipment	7,704,183	-	7,704,183	-
Adjusted (Loss) Net income	$(13,412,144)	$1,238,599	$(24,644,360)	$14,220,909

Weighted Average Number of Shares Outstanding
Basic	27,007,608	26,900,921	27,021,196	26,497,164
Diluted	27,007,608	26,900,921	27,021,196	26,497,164

Adjusted Earnings per share
Basic	$(0.50)	$0.05	$(0.91)	$0.54
Diluted	$(0.50)	$0.05	$(0.91)	$0.54

About China Information Technology, Inc.

China Information Technology, Inc., through its subsidiaries and other consolidated entities, specializes in geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS), as well as high-end digital display products and solutions in China. Headquartered in Shenzhen, China, the Company’s integrated solutions include specialized software, hardware, systems integration, and related services to help its customers improve efficiency in information management. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements”. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Nolan Liu
Tel: +86 755 8831 9888
Email: IR@chinacnit.com
http://www.chinacnit.com

CHINA INFORMATION TECHNOLOGY, INC. CONDENSED CONSOLIDATED BALANCE SHEETS SEPTEMBER 30, 2012 AND DECEMBER 31, 2011 Expressed in U.S. dollars (Except for share amounts)

	September 30,
	2012	December 31,
	(Unaudited)	2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$6,267,404	$14,019,634
Restricted cash	14,334,550	12,538,049
Accounts receivable:
Billed, net of allowance for doubtful accounts of $16,159,000 and $9,373,000, respectively	24,556,802	31,117,415
Unbilled	76,775,101	72,225,044
Bills receivable	2,823,026	247,338
Advances to suppliers	7,665,203	5,020,747
Amounts due from related parties	744,282	22,823
Inventories, net of provision of $6,391,000 and $5,224,000, respectively	21,116,283	22,317,260
Other receivables and prepaid expenses	9,241,204	9,603,954
Deferred tax assets	3,228,069	2,548,834
TOTAL CURRENT ASSETS	166,751,924	169,661,098

Deposit for purchase of land use rights	27,722,199	27,564,586
Long-term investments	2,415,293	2,401,561
Property, plant and equipment, net	74,498,828	91,161,093
Land use rights, net	4,433,146	1,956,616
Intangible assets, net	14,259,675	14,380,459
Goodwill	46,503,114	53,983,687
Deferred tax assets	610,749	683,042
TOTAL ASSETS	$337,194,928	$361,792,142

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$48,150,243	$40,983,457
Accounts payable	19,888,280	19,013,509
Bills payable	37,576,088	27,399,393
Advances from customers	5,972,400	6,403,966
Amounts due to related parties	-	593,617
Accrued payroll and benefits	3,214,055	3,060,384
Other payables and accrued expenses	6,114,646	6,784,353
Income tax payable	3,300,333	3,525,949
TOTAL CURRENT LIABILITIES	124,216,045	107,764,628

Long-term bank loans	83,076	109,524
Amounts due to related parties, long-term portion	12,696	12,624
Deferred tax liabilities	1,145,576	1,365,680
TOTAL LIABILITIES	$125,457,393	$109,252,456

COMMITMENTS AND CONTINGENCIES
EQUITY
Common stock, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding 2012: 27,007,608 shares, 2011: 27,230,835 shares	$286,326	$286,326
Treasury stock, 2012: 584,231 shares, 2011: 360,627 shares, at cost	(1,011,091)	(695,514)
Additional paid-in capital	101,261,307	101,261,307
Reserve	14,488,533	14,488,533
Retained earnings	54,324,646	95,600,619
Accumulated other comprehensive income	21,130,172	19,925,259
Total equity of the Company	190,479,893	230,866,530
Non-controlling interest	21,257,642	21,673,156
Total equity	211,737,535	252,539,686

TOTAL LIABILITIES AND EQUITY	$337,194,928	$361,792,142

CHINA INFORMATION TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
Expressed in U.S. dollars (Except for share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Revenue - Products	$19,885,019	$13,042,469	$32,373,420	$32,162,844
Revenue - Software	3,973,094	6,852,447	12,503,081	29,999,605
Revenue - System integration	3,343,016	8,134,110	11,145,722	20,189,827
Revenue – Others	223,713	433,545	966,216	946,822
TOTAL REVENUE	27,424,842	28,462,571	56,988,439	83,299,098

Cost - Products sold	19,127,070	10,315,504	29,453,960	24,910,658
Cost - Software sold	2,077,985	2,534,256	6,446,252	8,921,148
Cost - System integration	2,507,384	5,983,569	8,264,557	14,097,762
Cost - Others	320,984	143,894	775,166	306,786
TOTAL COST	24,033,423	18,977,223	44,939,935	48,236,354

GROSS PROFIT	3,391,419	9,485,348	12,048,504	35,062,744

Administrative expenses	(19,596,222)	(5,181,609)	(34,126,484)	(11,061,388)
Research and development expenses	(1,346,871)	(1,106,500)	(4,063,904)	(2,990,237)
Selling expenses	(2,483,841)	(1,831,845)	(6,358,619)	(5,270,739)
Impairment of goodwill	-	-	(7,806,690)	-
(LOSS) INCOME FROM OPERATIONS	(20,035,515)	1,365,394	(40,307,193)	15,740,380

Subsidy income	365,469	475,026	976,924	592,530
Other income (loss), net	(834,169)	(109,459)	(496,862)	1,481,792
Interest income	75,231	119,861	196,542	254,807
Interest expense	(1,214,388)	(943,947)	(3,216,862)	(2,420,600)
(LOSS) INCOME BEFORE INCOME TAXES	(21,643,372)	906,875	(42,847,451)	15,648,909

Income tax benefit (expense)	91,930	(11,807)	665,603	(1,331,765)
NET (LOSS) INCOME	(21,551,442)	895,068	(42,181,848)	14,317,144

Less: Net loss attributable to the non-controlling interest	108,715	32,759	1,027,909	434,703

NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY $	$(21,442,727)	$927,827	$(41,153,939)	$14,751,847

Weighted average number of shares outstanding
Basic	27,007,608	26,900,921	27,021,196	26,497,164
Diluted	27,007,608	26,900,921	27,021,196	26,497,164

(Loss) earnings per share - Basic and Diluted
Basic - Net (loss) income attributable to the Company's common stockholders	$(0.79)	$0.03	$(1.52)	$0.56

Diluted – Net (loss) income attributable to the Company's common stockholders	$(0.79)	$0.03	$(1.52)	$0.56

CHINA INFORMATION TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
Expressed in U.S. dollars
(Except for share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Net (loss) income	$(21,551,442)	$895,068	$(42,181,848)	$14,317,144
Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(330,047)	2,590,250	1,411,662	7,472,758
Comprehensive (loss) income	(21,881,489)	3,485,318	(40,770,186)	21,789,902
Comprehensive (loss) income attributable to the non-controlling interest	(16,800)	(57,098)	821,160	196,614
Comprehensive (loss) income attributable to the Company	$(21,898,289)	$3,428,220	$(39,949,026)	$21,986,516

CHINA INFORMATION TECHNOLOGY, INC CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY NINE MONTHS ENDED SEPTEMBER 30, 2012 Expressed in U.S. dollars (Except for share amounts) (Unaudited)

								Accumulated
	Common Stock		Treasury Stock		Additional			Other	Non
	Par Value $0.01		Par Value $0.01		Paid-in		Retained	Comprehensive	Controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	Income	Interest	Total
BALANCE AT DECEMBER 31, 2011	27,591,462	$286,326	(360,627)	$(695,514)	$101,261,307	$14,488,533	$95,600,619	$19,925,259	$21,673,156	$252,539,686
Purchase of treasury stock	-	-	(223,604)	(315,577)	-	-	-	-	-	(315,577)
Rounding impact of Share changes due to one for two reverse stock split of common stock	377	-	-	-	-	-	-	-	-	-
Net loss for the period	-	-	-	-	-	-	(41,153,939)	-	(1,027,909)	(42,181,848)
Capital injection to Zhongtian by minority shareholders	-	-	-	-	-	-	-	-	283,612	283,612
Changes in an Ownership Interest in Zhongtian	-	-	-	-	-	-	(122,034)	-	122,034	-
Foreign currency translation gain	-	-	-	-	-	-	-	1,204,913	206,749	1,411,662
BALANCE AT SEPTEMBER 30, 2012	27,591,839	$286,326	(584,231)	$(1,011,091)	$101,261,307	$14,488,533	$54,324,646	$21,130,172	$21,257,642	$211,737,535

CHINA INFORMATION TECHNOLOGY, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 Expressed in U.S. dollars (Unaudited)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2012	2011
OPERATING ACTIVITIES
Net (loss) income	$(42,181,848)	$14,317,144
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Impairment of goodwill	7,806,690	-
Impairment of property, plant and equipment	7,704,183	-
Provision for losses on accounts receivable and other current assets	7,948,432	323,961
Depreciation	9,324,383	7,966,319
Amortization of intangible assets and land use rights	1,681,342	1,315,848
Loss on disposal of property, plant and equipment, net	1,027,267	195,196
Provision for obsolete inventories	2,737,365	426,295
Change in fair value of contingent consideration	-	(1,481,757)
Change in deferred income tax	(817,406)	(643,327)
Impairment of long-term investments	-	997,449
Imputed interests in relation to shareholder’s loan	-	166,667
Changes in operating assets and liabilities, net of effects of business acquisitions
Increase in restricted cash	(2,030,660)	(2,966,985)
Increase in accounts receivable	(6,713,825)	(3,488,629)
Increase in advances to suppliers	(2,907,066)	(194,542)
Increase in other receivables and prepaid expenses	(585,172)	(2,267,718)
Increase in inventories	(1,390,906)	(12,515,398)
Increase in accounts payable and bills payable	10,799,714	6,662,046
Decrease in advances from customers	(468,775)	(2,655,120)
Increase in amounts due to/from related parties	(1,389,334)	(501,058)
(Decrease) increase in accrued expenses and other liabilities	(567,916)	2,231,628
Decrease in income tax payable	(245,755)	(663,790)
Net cash ( used in) provided by operating activities	(10,269,287)	7,224,229

INVESTING ACTIVITIES
Proceeds from sales of property and equipment	18,538	-
Purchases of property, plant and equipment	(876,303)	(7,239,423)
Capitalized and purchased software development costs	(1,434,493)	(1,237,774)
Deposit for software purchase	-	(5,934,390)
Dividends received	79,218	-
Purchase of land-use-rights	(2,512,063)	-
Net cash used in investing activities	(4,725,103)	(14,411,587)

FINANCING ACTIVITIES
Borrowings under short-term loans	78,826,884	68,899,346
Decrease in restricted cash in relation to credit facilities	303,671	773,158
Repayment of short-term loans	(71,874,777)	(73,811,687)
Repayment of long-term loans	(26,682)	(1,751,780)
Purchase of treasury stock	(315,577)	-
Capital injection to Zhongtian by minority shareholders	283,612	-
Net cash used in financing activities	7,197,131	(5,890,963)

Effect of exchange rate changes on cash and cash equivalents	45,029	90,687
NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,752,230)	(12,987,634)
CASH AND CASH EQUIVALENTS, BEGINNING	14,019,634	18,166,857
CASH AND CASH EQUIVALENTS, ENDING	$6,267,404	$5,179,223
Supplemental disclosure of cash flow information:
Cash paid during the period
Income taxes	$477,607	$2,687,586
Interest paid	$2,935,919	$2,006,813